June 30, 2006

Mail Stop 4561

By Air Mail

Mr. Ralph J. Norris
Managing Director and Chief Executive Officer
Commonwealth Bank of Australia
48 Martin Place
Sydney, New South Wales 1155
Commonwealth of Australia

Re: Commonwealth Bank of Australia
Form 20-F for the Fiscal Year Ended June 30, 2005
Filed December 15, 2005
File No. 001-02419

Dear Mr. Norris:

We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2005

Integrated Risk Management

Derivatives, page 46

1.   In future filings, please provide a comprehensive discussion of your hedging
        strategies and the instruments you use to execute those strategies. Consider
        explaining the methods you use to determine that hedges are effective.

Financial Statements as of and for the year ended June 31, 2005

Note 47 – Disclosures about Fair Value of Financial Instruments, page 207

2.   Please revise your disclosures within your next periodic filing to explain which
        methods (such as quoted market prices or discounted cash flow, option pricing, or
        other models) are applied under which circumstances to value your derivative
        financial instruments classified as other-than-trading. Include a discussion of the
        significant assumptions made under each method. To the extent that differing
        methods are used for similar instruments (such as swaps, forwards), please
        quantify the proportion valued under each method.

Note 48 – Differences between Australian and United States Accounting Principles

Income Taxes, page 208

3.   Please tell us where the income tax effects on differences between Australian and
        United States GAAP resulting from reconciliation items are included and tell us
        their amounts. In future filings, please include the tax effects as a line item in the
        reconciliations.

Loan Impairment Provision, page 220

4.   Please tell us what changes you made in your approach used to estimate the loan
        impairment provision for each of the bases of accounting referenced, including
        Australian Accounting Principles, US GAAP, and AIFRS, as applicable, and
        revise your disclosures in your next periodic filing to include this discussion. In
        your response and future disclosures, please clarify why changes you made for
        consistency were not error corrections.

Exhibit 12 – Chief Executive Officer and Chief Financial Officer Certifications

5.   We note your certifications are not stated exactly as set forth under the instructions as to Exhibit 12 of Form 20-F, as required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)), as applicable. Please revise these certifications in your next periodic filing to comply with the prescribed format, specifically, by removing the title of the certifying individual from the first line of each certification.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant